# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Korro Bio, Inc., CIK 0001703647
CUSIP: 500946108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 60 FIRST STREET, 2ND FLOOR, SUITE 250, CAMBRIDGE, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 03/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 540,054; sole dispositive power 0; shared dispositive power 540,054; aggregate amount beneficially owned 540,054 (3.7% of the class)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 540,054; sole dispositive power 0; shared dispositive power 540,054; aggregate amount beneficially owned 540,054 (3.7% of the class)
- Point72 Biotech Private Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 276,831; sole dispositive power 0; shared dispositive power 276,831; aggregate amount beneficially owned 276,831 (1.9% of the class)
- Differentiated Ventures Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 276,831; sole dispositive power 0; shared dispositive power 276,831; aggregate amount beneficially owned 276,831 (1.9% of the class)
- 72 Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 276,831; sole dispositive power 0; shared dispositive power 276,831; aggregate amount beneficially owned 276,831 (1.9% of the class)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 816,885; sole dispositive power 0; shared dispositive power 816,885; aggregate amount beneficially owned 816,885 (5.7% of the class)

## Item 1. Issuer
Name of issuer: Korro Bio, Inc.
Address of issuer's principal executive offices: 60 First Street, 2nd Floor, Suite 250, Cambridge, MA 02141

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of Korro Bio, Inc. held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc."), the general partner of Point72 Asset Management, with respect to the shares of Common Stock held by an investment fund managed by Point72 Asset Management; (iii) Point72 Biotech Private Investments, LLC ("Point72 Biotech") with respect to the shares of Common Stock of which it is the holder; (iv) Differentiated Ventures Investments, LLC ("Differentiated Ventures"), the managing member of Point72 Biotech, with respect to the shares of Common Stock held by Point72 Biotech; (v) 72 Investment Holdings, LLC ("72 Investment Holdings"), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by Point72 Biotech, and (vi) Steven A. Cohen ("Mr. Cohen"), the sole member of 72 Investment Holdings and sole shareholder of Point72 Capital Advisors Inc., with respect to the shares of Common Stock beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings are Delaware limited liability companies. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on March 10, 2026.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.

Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by Point72 Biotech. 72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of the shares of Common Stock of which Differentiated Ventures may be deemed the beneficial owner. Mr. Cohen controls each of Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Percent of class: 5.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on March 10, 2026.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on March 10, 2026.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on March 10, 2026.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on March 10, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (03/11/2026)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (03/11/2026)
- Point72 Biotech Private Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (03/11/2026)
- Differentiated Ventures Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (03/11/2026)
- 72 Investment Holdings, LLC: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (03/11/2026)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (03/11/2026)